SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR 1 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED FIFTY-FOURTH MEETING OF THE BOARD OF

DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, that the Eletrobras Board of Directors held a meeting at the company’s offices at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, on August 23, 2012, at 4 p.m. Márcio Pereira Zimmermann chaired the meeting and the following members were present: José da Costa Carvalho Neto, Wagner Bittencourt de Oliveira, Lindemberg de Lima Bezerra, José Antonio Corrêa Coimbra, Maurício Muniz Barretto de Carvalho, Beto Ferreira Martins Vasconcelos, José Luiz Alquéres and Thadeu Figueiredo Rocha.

Decision: DEL-096/2012. Eletrobras - Issue of debentures, non-convertible, local. RES-755 of 22.08.2012.

1. Approve the following characteristics and conditions for the issuance of non-convertible debentures by the Company ("Debentures"):

(a) Total Issue Amount: The total amount of the Issue will be up to R$ 2,000,000,000.00 (two billion reais), not including the Supplementary Debentures (as defined below) and the Additional Debentures (as defined below);

(b) Number of Tranches: the Issue will consist of two Tranches: Debentures for distribution in the first Tranche, hereinafter the "First Tranche Debentures"; and Debentures for distribution in the second Tranche, hereinafter the "Second Tranche Debentures". The issuance and issue size of Debentures to be allocated to each Tranche will be set according to investor demand, as determined in the Bookbuilding Process (as defined below), in a communicating vessels system;

(c) Placement and Distribution Procedure: The Debentures will be publically distributed, under a regime of best efforts, through the intermediation of Banco Santander (Brazil) S.A. (the "Lead Coordinator") and Banco BTG Pactual S.A. ("BTG Pactual" and, together with the Lead Coordinator, the "Coordinators"). The Offer is not conditional upon placement of a minimum amount of Debentures; partial distribution of Debentures will be admitted. The Debentures will be registered for:

(a) distribution in the primary market through:

(i) the SDT - Securities Distribution Module, managed and operated by Cetip S.A. - Mercados Organizados ("Cetip"), the distribution being financially settled through Cetip; and / or

(ii) the DDA - Asset Distribution System, managed and operated by BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa"), the distribution being financially settled through BM&FBovespa; and

(b) trading in the secondary market through:

(i) SND - National Debentures Module, managed and operated by Cetip, with the trade settled and the Debentures electronically custodied with Cetip; and/or

(ii) System Bovespa Fix, managed and operated by BM&FBovespa, with the trade settled and the Debentures electronically custodied with BM&FBovespa.

(d) Amount of Debentures: up to 2,000,000 (two million) Debentures will be issued, not including the Supplemental Debentures and the Additional Debentures

(e) Supplementary Debentures: pursuant to Article 24 of CVM Instruction 400, the number of Debentures initially offered, not including the Additional Debentures, may be increased by up to 15% (fifteen percent), i.e. up to 300,000 (three hundred thousand) supplementary Debentures ("Supplementary Debentures"), to meet any excess demand found during the offer. This option is granted by the Company to the Coordinators, and can only be exercised by the Coordinators in agreement with the Issuer, until the date of the publication of the Notice of Commencement. As verified in the Bookbuilding Process (as defined below), the Supplementary Debentures may be First Tranche Debentures and/or Second Tranche Debentures; at the discretion of the Coordinators and the Company,

PR 2 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

(f) Additional Debentures: pursuant to paragraph 2 of Article 14 of CVM Instruction 400, the Company may increase the amount of Debentures initially offered by up to 20%, i.e. up to 400,000 (four hundred thousand) additional Debentures ("Additional Debentures"), exclusive of the Supplementary Debentures and without submitting a new registration request to CVM. This option is available until the publication date of the Notice of Commencement. The Additional Debentures may be First Tranche Debentures and/or Second Tranche Debentures at the discretion of the Coordinators and the Company, as verified in the Bookbuilding Process (as defined below);

(g) Face Value: The face value of the Debentures will be R$ 1,000.00 (one thousand reais), on the Issue Date (as defined below) ("Face Value"),

(h) Guarantees: The Debentures will have no guarantee of any kind;

(i) Use of Proceeds: The net proceeds raised by the Company through Debenture payments will be used to finance part of the project development investment programs of the Company and its subsidiaries, which will be detailed in the deed of the Debenture;

(j) Bookbuilding Process: the Coordinators will organize the bookbuilding process, pursuant to paragraphs 1 and 2 of Article 23 and Article 44 of CVM Instruction 400, with no reservations, without minimum or maximum lots, in order to assess investor interest at different levels of interest rates ("Bookbuilding Process");

(k) Monetary Adjustment: The Face Value of the Debentures will be adjusted by for accumulated variation type inflation using the Índice Nacional de Preços ao Consumidor Amplo - IPCA, calculated and published by the Instituto Brasileiro de Geografia e Estatística - IBGE, from the Issue Date until the payment date ("Monetary Adjustment"), as a result of the Monetary Adjustment automatically incorporated into the Face Value of the Debentures;

(l) Convertibility, Type and Form: The Debentures will be simple, i.e., not convertible into shares, dematerialized and nominative, without the issuance of warrants and certificates;

(m) Type: The Debentures will be unsecured;

(n) Issue Date: for all intents and purposes, the date of issuance of the Debentures will be that provided in the indenture, this date may be no later than March 31, 2013 ("Issue Date");

(o) Maturity: the First Tranche Debentures will have a term of 6 (six) years from the Issue Date (the "Due Date of the First Tranche"), and the Second Series Debentures will have a term of 10 (ten) years from the Issue Date ("Due Date of the Second Tranche"),

(p) Amortization: the Face Value of the First Tranche Debentures and the Face Value of the Second Tranche Debentures are to be paid in a single installment, on the Maturity Date of the First Tranche and on the Maturity Date of the Second Tranche, respectively;

(q) Remuneration: interest will be added to the Face Value of the Debentures, updated by the Monetary Adjustment, at an annual percentage, based on a year of 252 (two hundred and fifty two) Business Days, to be defined according to the Bookbuilding Process observing a maximum rate equal to: (i) 6.00% (six per cent) per annum for the First Tranche Debentures ("Interest of the First Tranche", and together with the Monetary Adjustment, "Remuneration of the First Tranche"); and (ii) 6.30% (six point three per cent) per annum for the Second Tranche Debentures ("Interest of the Second Series" and, together with the Monetary Adjustment 'Remuneration of the Second Tranche");

(r) Payment of the Remuneration: the Interest of the First Tranche and Second Tranche will be paid by the Company to holders of the Debentures annually, from the Issue Date;

(s) Default Charges: notwithstanding the acceleration of the Debentures, if the payment of any amount due to holders of the Debentures in respect of any obligations under the Debentures is late, the debts in arrears shall be subject to:

(i) conventional fines, irreducible and non-compensatory, of 2% (two percent) on the amount due and unpaid; and

PR 3 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

(ii) default interest calculated at a rate of 1% (one percent) per month, on the amount due and unpaid.

The late charges set forth herein will accrue from the date of noncompliance with payment obligations until the date of actual payment, without notice, notification, judicial or extrajudicial;

(t) Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

(u) Optional Early Redemption: there is no option of early redemption (total or partial) of the Debentures;

(v) Mandatory Early Redemption: If any of the events for mandatory redemption (to be defined in the indenture of the Debentures) occur, at any time during the term of the Debentures, the Debenture Holders who wish to may request early redemption of the outstanding Debentures by the Company. The Company is obliged to effect such redemption within 15 (fifteen) days of receipt of the Early Redemption Request, upon payment of the Face Value of the Debentures to be redeemed plus the Remuneration of the First Tranche or Remuneration fo the Second Tranche, as the case may be;

(w) Optional Purchase: The Company may at any time acquire the outstanding Debentures in accordance with the provisions of paragraph 3 of Article 55 of the Corporate Law, provided they comply with the rules issued by the CVM. This information should be included in the management report and financial statements of the Company. The Debentures acquired by the Company may be canceled, held in treasury, or resold to the market. The Debentures purchased by the Company to be held in treasury, if and when resold to the market, will be entitled to the same remuneration as other outstanding Debentures of the same series issued;

(x) Price, Maturity and Form of Subscription and Payment: In the primary market, the Debentures will be subscribed and paid for according to their Face Value, plus Remuneration of the First Tranche or the Second Tranche, as appropriate, calculated pro rata temporis from the Issue Date until the date of actual subscription and payment, given that the subscription price will be the same for all investors ("Subscription Price"). The Debentures may be subscribed at any time within the placement to be established by the Company and the Coordinators, with payment in cash, on the subscription date, in national currency, by the respective Subscription Price, in accordance with the standard settlement and procedures of Cetip and/or BM&FBovespa;

(y) Acceleration: at the occurrence of any of the events of anticipated maturity (to be disclosed in the Indenture to the Debentures) the Trustee of the issue shall declare the early maturity of all obligations under the Debentures and demand immediate payment by the Company of the Face Value of each Debenture, plus the Remuneration of the First Tranche and/or the Remuneration of the Second Tranche, as appropriate, calculated pro rata from the Issue Date or date immediately preceding the payment of Interest of the First Tranche or the Second Tranche, as applicable, until the date of actual payment. In addition the Trustee shall demand payment of any late charges. All such payments are to occur without notice, or notification, judicial or extrajudicial;

2. Authorized the Executive Board of Eletrobras, to:

(i) carry out all documentation and action necessary to effect the issuance, including, but not limited to: the indenture of the Debentures; the amendment to the indenture for the Debentures; ratification of the results of the Bookbuilding Process; the placement agreement of the Issue; the letters of manifestation forwarded to Cetip, BM&FBovespa, CVM and Anbima; other Offer documents and any necessary additions relating to the documents of the Offer; and

(ii) negotiate the final terms and conditions of the issue documents, observing the conditions deliberated in this resolution.

PR 4 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

All actions relating to the resolutions approved herein undertaken by the Executive Board prior to the date of this meeting are also expressly confirmed and ratified, provided that they do not conflict with the provisions of this resolution;

3. Determine that the Department of Business Development - DFN and the General Secretariat - PRS adopt the necessary measures for the implementation of this Resolution.

Nothing more to be discussed, the Chairman of the Board closed the meeting, determining the issuance of this certificate which was duly read and approved, and undersigned by me, Afrânio Alencar Matos Fº, Secretary General of the Board, who wrote it.

Rio de Janeiro, August 23, 2012.

Afrânio Alencar Matos Fº
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.